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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                           (Amendment No. _________)*



                              Expert Software, Inc.
                                (Name of Issuer)


                          Common Stock, Par Value $.01
                         (Title of Class of Securities)


                                   302131 10 7

                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (10-88)

---------------------------------                        --------------------
CUSIP No.     302131 10 7              13G                 Page 2
---------------------------------                        --------------------

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON   S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON


    Advent VI L.P.                                 51-0309893
    Advent Atlantic and Pacific II L.P.            04-3123521
    Advent New York L.P.                           04-3095408
    Advent Industrial II L.P.                      51-0314268
    TA Venture Investors L.P.                      04-3068354

--------------------------------------------------------------------------------
2  CHECK THE BOX IF A MEMBER OF A GROUP*

                                                                    (a) / X /

                                                                    (b) /  /

--------------------------------------------------------------------------------
3  SEC USE ONLY


--------------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION

   Advent VI L.P.                             Delaware
   Advent Atlantic and Pacific II L.P.        Delaware
   Advent New York L.P.                       Delaware
   Advent Industrial II L.P.                  Delaware
   TA Venture Investors L.P.                  Massachusetts
--------------------------------------------------------------------------------
                                  5    SOLE VOTING POWER

                                       Advent VI L.P.                        0
                                       Advent Atlantic and Pacific II L.P.   0
           NUMBER OF                   Advent New York L.P.                  0
                                       Advent Industrial II L.P.             0
            SHARES                     TA Venture Investors L.P.             0
                                -----------------------------------------------

                                  6    SHARED VOTING POWER
         BENEFICIALLY                                                   N/A

           OWNED BY
                                -----------------------------------------------

                                  7    SOLE DISPOSITIVE POWER
             EACH
                                       Advent VI L.P.                         0
                                       Advent Atlantic and Pacific II L.P.    0
           REPORTING                   Advent New York L.P.                   0
                                       Advent Industrial II L.P.              0
            PERSON                     TA Venture Investors L.P.              0

                                -----------------------------------------------
                                  8    SHARED DISPOSITIVE POWER
             WITH                                                       N/A

-------------------------------------------------------------------------------

9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          Advent VI L.P.                                                      0
          Advent Atlantic and Pacific II L.P.                                 0
          Advent New York L.P.                                                0
          Advent Industrial II L.P.                                           0
          TA Venture Investors L.P.                                           0
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          Advent VI L.P.
          Advent Atlantic and Pacific II L.P.
          Advent New York L.P.
          Advent Industrial II L.P.
          TA Venture Investors L.P.

--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON


          Each entity is a Limited Partnership

-------------------------------------------------------------------------------

                       SEE INSTRUCTION BEFORE FILLING OUT!

ATTACHMENT TO FORM 13G                                                   PAGE 3

ITEM 1 (a)   NAME OF ISSUER: Expert Software, Inc.

ITEM 1 (b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
             800 Douglas Road
             Suite 355
             Coral Gables, FL  33134

ITEM 2 (a)   NAME OF PERSON FILING:
             Advent VI L.P.
             Advent Atlantic and Pacific II L.P.
             Advent New York L.P.
             Advent Industrial II L.P.
             TA Venture Investors Limited Partnership

ITEM 2 (b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE:
             c/o TA Associates
             125 High Street, Suite 2500
             Boston, MA  02110

ITEM 2 (c)   CITIZENSHIP: Not Applicable

ITEM 2 (d)   TITLE AND CLASS OF SECURITIES: Common

ITEM 2 (e)   CUSIP NUMBER: 302131 10 7

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1 (b) OR 13d-2 (b), CHECK WHETHER THE PERSON FILING IS a: Not
             Applicable

ITEM 4       OWNERSHIP
Item 4 (a)   Amount Beneficially Owned:                      COMMON STOCK
             Advent VI L.P.                                          0
             Advent Atlantic and Pacific II L.P.                     0
             Advent New York L.P.                                    0
             Advent Industrial II L.P.                               0
             TA Venture Investors Limited Partnership                0

ITEM 4 (b)   PERCENT OF CLASS                                   PERCENTAGE
             Advent VI L.P.                                         0%
             Advent Atlantic and Pacific II L.P.                    0%
             Advent New York L.P.                                   0%
             Advent Industrial II L.P.                              0%
             TA Venture Investors Limited Partnership               0%

ITEM 4 (c)   NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:
             (i)    SOLE POWER TO VOTE OR DIRECT THE VOTE:   COMMON STOCK
             Advent VI L.P.                                         0
             Advent Atlantic and Pacific II L.P.                    0
             Advent New York L.P.                                   0
             Advent Industrial II L.P.                              0
             TA Venture Investors Limited Partnership               0

             (ii)   SHARED POWER TO VOTE OR DIRECT THE VOTE:        N/A

             (iii)  SOLE POWER TO DISPOSE OR DIRECT THE DISPOSITION:
                                                             COMMON STOCK
             Advent VI L.P.                                         0
             Advent Atlantic and Pacific II L.P.                    0
             Advent New York L.P.                                   0
             Advent Industrial II L.P                               0
             TA Venture Investors Limited Partnership               0

             (iv)   SHARED POWER TO DISPOSE OR DIRECT THE DISPOSITION     N/A

ITEM 5      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS: Not Applicable

ITEM 6      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
            Not Applicable

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY THAT ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
            Not Applicable

ITEM 8      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: This
            schedule 13G is filed pursuant to Rule 13d-1 (c). For the agreement of group members to a joint filing, see below.

ITEM 9      NOTICE OF DISSOLUTION OF GROUP: Not Applicable

ITEM 10     CERTIFICATION: Not Applicable

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                        ________________________
                                                                 Date

                                                        ________________________
                                                               Signature

                                                        ________________________
                                                               Name/Title

AGREEMENT FOR JOINT FILING

Advent VI L.P., Advent Atlantic and Pacific II L.P., Advent New York L.P., Advent Industrial II L.P. and TA Venture Investors Limited Partnership hereby agree that TA Associates shall file with the Securities and Exchange Commission a joint schedule 13G on behalf of the above-named parties concerning their beneficial ownership of Workgroup Technology Corporation.

Dated:

ADVENT VI L.P.
By:  TA Associates VI L.P., its General Partner
By:  TA Associates, Inc. its General Partner

By:
     ---------------------------------------------------
        Katherine S. Cromwell, Managing Director

ADVENT ATLANTIC AND PACIFIC II L.P.
By:  TA Associates AAP II Partners L.P., its General Partner
By:  TA Associates, Inc. its General Partner

By:
     ---------------------------------------------------
        Katherine S. Cromwell, Managing Director

ADVENT NEW YORK L.P.
By:  TA Associates VI L.P., its General Partner
By:  TA Associates, Inc. its General Partner

By:
     ---------------------------------------------------
        Katherine S. Cromwell, Managing Director

ADVENT INDUSTRIAL II L.P.
By:  TA Associates VI L.P., its General Partner
By:  TA Associates, Inc. its General Partner

By:
     ---------------------------------------------------
        Katherine S. Cromwell, Managing Director

TA VENTURE INVESTORS LIMITED PARTNERSHIP

By:
     ---------------------------------------------------
        Katherine S. Cromwell, General Partner